EXHIBIT 99(a)
  (8)  COMMITMENTS AND CONTINGENCIES

   (a) HL&P. HL&P has various commitments for capital expenditures, fuel, purchased power, cooling water and operating leases. Commitments in connection with HL&P's capital program are generally revocable by HL&P subject to reimbursement to manufacturers for expenditures incurred or other cancellation penalties. HL&P's other commitments have various quantity requirements and durations. However, if these requirements could not be met, various alternatives are available to mitigate the cost associated with the contracts' commitments.

       HL&P's capital program (exclusive of AFUDC) is presently estimated to cost $478 million in 1994, $381 million in 1995 and $418 million in 1996. These amounts do not include expenditures on projects for which HL&P expects to be reimbursed by customers or other parties.

                                      -83-

       HL&P has entered into several long-term coal, lignite and natural gas contracts which have various quantity requirements and durations. Minimum obligations for coal and transportation agreements are approximately $167 million in 1994, and $165 million in 1995 and 1996. In addition, the minimum obligations under the lignite mining and lease agreements will be approximately $14 million annually during the 1994-1996 period. HL&P has entered into several gas purchase agreements containing contract terms in excess of one year which provide for specified purchase and delivery obligations. Minimum obligations for natural gas purchase and natural gas storage contracts are approximately $57.4 million in 1994, $58.9 million in 1995 and $60.5 million in 1996. Collectively, the gas supply contracts included in these figures could amount to 11% of HL&P's annual natural gas requirements. The Utility Commission's rules provide for recovery of the coal, lignite and natural gas costs described above through the energy component of HL&P's electric rates. Nuclear fuel costs are also included in the energy component of HL&P's electric rates based on the cost of nuclear fuel consumed in the reactor.

       HL&P has commitments to purchase firm capacity from cogenerators of approximately $145 million in 1994, $32 million in 1995 and $22 million in 1996. The Utility Commission's rules allow recovery of these costs through HL&P's base rates for electric service and additionally authorize HL&P to charge or credit customers for any variation in actual purchased power cost from the cost utilized to determine its base rates. In the event that the Utility Commission, at some future date, does not allow recovery through rates of any amount of purchased power payments, the three principal firm capacity contracts contain provisions allowing HL&P to suspend or reduce payments and seek repayment for amounts disallowed.

       In November 1990, the Clean Air Act was extensively amended by Congress. HL&P has already made an investment in pollution control facilities, and all of its generating facilities currently comply in all material respects with sulfur dioxide emission standards established by the legislation. Provisions of the Clean Air Act dealing with urban air pollution required establishing new emission limitations for nitrogen oxides from existing sources. The cost of modifications necessary to reduce nitrogen oxide emissions from existing sources has been estimated at $29 million in 1994 and $10.5 million in 1995. In addition, continuous emission monitoring regulations are anticipated to require expenditures of $12 million in 1994 and $2 million in 1995. Capital expenditures are expected to total $71 million for the years 1994 through 1996.

       The Energy Policy Act of 1992, which became law in October 1992, includes a provision that assesses a fee upon domestic utilities having purchased enrichment services from the Department of Energy before October 22, 1992. This fee is to cover a portion of the cost to decontaminate and decommission the enrichment facilities. It is currently estimated that the assessment to the South Texas Project Electric Generating Station (South Texas Project) will be approximately $4 million in 1994 and approximately $2 million each year thereafter (subject to escalation for inflation), of which HL&P's share is 30.8%. This assessment will continue until the earlier of 15 years or when $2.25 billion (adjusted for inflation) has been collected from domestic utilities. Based on HL&P's actual payment of $579,810 in 1993, it recorded an estimated liability of $8.7 million.

       HL&P's service area is heavily dependent on oil, gas, refined products, petrochemicals and related business. Significant adverse events affecting these industries would negatively impact the revenues of the Company and HL&P.
                                      -84-
  (9)  JOINTLY-OWNED NUCLEAR PLANT

   (a) HL&P INVESTMENT. HL&P is project manager and one of four co-owners in the South Texas Project, which consists of two 1,250 megawatt nuclear generating units. Unit Nos. 1 and 2 of the South Texas Project achieved commercial operation in August 1988 and June 1989, respectively. Each co-owner funds its own share of capital and operating costs associated with the plant, with HL&P's interest in the project being 30.8%. HL&P's share of the operation and maintenance expenses is included in electric operation and maintenance expenses on the Company's Statements of Consolidated Income and in the corresponding operating expense amounts on HL&P's Statements of Income.

       As of December 31, 1993, HL&P's investments (net of accumulated depreciation and amortization) in the South Texas Project and in nuclear fuel, including AFUDC, were $2.1 billion and $119 million, respectively.

   (b) CITY OF AUSTIN LITIGATION. In 1983, the City of Austin (Austin), one of the four co-owners of the South Texas Project, filed a lawsuit against the Company and HL&P alleging that it was fraudulently induced to participate in the South Texas Project and that HL&P failed to perform properly its duties as project manager. After a jury trial in 1989, judgment was entered in favor of HL&P, and that judgment was affirmed on appeal. In May 1993, following the expiration of Austin's rights to appeal to the United States Supreme Court, the judgment in favor of the Company and HL&P became final.

       On February 22, 1994, Austin filed a new suit against HL&P. In that suit, filed in the 164th District Court for Harris County, Texas, Austin alleges that the outages at the South Texas Project since February 1993 are due to HL&P's failure to perform obligations it owed to Austin under the Participation Agreement among the four co-owners of the South Texas Project (Participation Agreement). Austin asserts that such failures have caused Austin damages of at least $125 million, which are continuing, due to the incurrence of increased operating and maintenance costs, the cost of replacement power and lost profits on wholesale transactions that did not occur. Austin states that it will file a "more detailed" petition at a later date. For a discussion of the 1993 outage, see Note 9(f).
                                      -85-

       As it did in the litigation filed against HL&P in 1983, Austin asserts that HL&P breached obligations HL&P owed under the Participation Agreement to Austin, and Austin seeks a declaration that HL&P had as duty to exercise reasonable care in the operation and maintenance of the South Texas Project. In that earlier litigation, however, the courts concluded that the Participation Agreement did not impose on HL&P a duty to exercise reasonable skill and care as Project Manager.

       Austin also asserts in its new suit that certain terms of a settlement reached in 1992 among HL&P and Central and South West Corporation (CSW) and its subsidiary, Central Power and Light Company (CPL), are invalid and void. The Participation Agreement permits arbitration of certain disputes among the owners, and the challenged settlement terms provide that in any future arbitration, HL&P and CPL would each appoint an arbitrator acceptable to the other. Austin asserts that, as a result of this agreement, the arbitration provisions of the Participation Agreement are void and Austin should not be required to participate in or be bound by arbitration proceedings; alternatively, Austin asserts that HL&P's rights with respect to CPL's appointment of an arbitrator should be shared with all the owners or canceled, and Austin seeks injunctive relief against arbitration of its dispute with HL&P. For a further discussion of the settlement among HL&P, CSW and CPL, see Note 9(c) below.

       HL&P and the Company do not believe there is merit to Austin's claims, and they intend to defend vigorously against them. However, there can be no assurance as to the ultimate outcome of this matter.

   (c) ARBITRATION WITH CO-OWNERS. During the course of the litigation filed by Austin in 1983, the City of San Antonio (San Antonio) and CPL, the other two co-owners in the South Texas Project, asserted claims for unspecified damages against HL&P as project manager of the South Texas Project, alleging HL&P breached its duties and obligations. San Antonio and CPL requested arbitration of their claims under the Participation Agreement. This matter was severed from the Austin litigation and is pending before the 101st District Court in Dallas County, Texas.

       The 101st District Court ruled that the demand for arbitration is valid and enforceable under the Participation Agreement, and that ruling has been upheld by appellate courts. Arbitrators were appointed by HL&P and each of the other co-owners in connection with the District Court's ruling. The Participation Agreement provides that the four appointed arbitrators will select a fifth arbitrator, but that action has not yet occurred.

       In 1992, the Company and HL&P entered into a settlement with CPL and CSW with respect to various matters including the arbitration and related legal proceedings. Pursuant to the settlement, CPL withdrew its demand for arbitration under the Participation Agreement, and the Company, HL&P, CSW and CPL dismissed litigation associated with the dispute. The settlement also resolved other disputes between the parties concerning various transmission agreements and related billing disputes. In addition, the parties also agreed to support, and to seek consent of the other owners of the South Texas Project to, certain amendments to the Participation Agreement, including changes in the management structure of the South Texas Project through which HL&P would be replaced as project manager by an independent entity.

       Although settlement with CPL does not directly affect San Antonio's pending demand for arbitration, HL&P and CPL have reached certain other understandings which contemplate that: (i) CPL's arbitrator previously appointed for that proceeding would be replaced by CPL; (ii) arbitrators approved by CPL and HL&P for any future arbitrations will be mutually acceptable to HL&P and CPL; and (iii) HL&P and CPL will resolve any future disputes between them concerning the South Texas Project without resorting to the arbitration provision of the Participation Agreement. The settlement with CPL did not have a material adverse effect on the Company's or HL&P's financial position and results of operations.

       In February 1994, San Antonio indicated a desire to move forward with its demand for arbitration and suggested that San Antonio considers all allegations of mismanagement against HL&P to be appropriate subjects for arbitration in that proceeding, not just allegations related to the planning and construction of the South Texas Project. It is unclear what additional allegations San Antonio may make, but it is possible that San Antonio will assert that HL&P has liability for all or some portion of the additional costs incurred by San Antonio due to the 1993 outage of the South Texas Project. For a discussion of that outage see
       Note 9(f).

       HL&P and the Company continue to regard San Antonio's claims to be without merit. From time to time, HL&P and other parties to these proceedings have held discussions with a view toward settling their differences on these matters.

       While HL&P and the Company cannot give definite assurance regarding the ultimate resolution of the San Antonio litigation and arbitration, they presently do not believe such resolutions will have a material adverse impact on HL&P's or the Company's financial position and results of operations.

   (d) NUCLEAR INSURANCE. HL&P and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverages as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $500 million in primary property damage insurance from American Nuclear Insurers (ANI). Effective November 15, 1993, the maximum amounts of excess property insurance available through the insurance industry increased from $2.125 billion to $2.2 billion. This $2.2 billion of excess property insurance coverage includes $800 million of excess insurance from ANI and $1.4 billion of excess property insurance coverage through participation in the Nuclear Electric Insurance Limited (NEIL) II program. The owners of the South Texas Project have approved the purchase of the additional available excess property insurance coverage. Additionally, effective January 1, 1994, ANI will be increasing their excess property insurance limits to $850 million, and the owners of the South Texas Project have also approved the purchase of the additional limits at the March 1, 1994 renewal for ANI excess property insurance. Under NEIL II, HL&P and the other owners of the South Texas Project are subject to a maximum assessment, in the aggregate, of approximately $15.9 million in any one policy year. The application of the proceeds of such property insurance is subject to the priorities established by the United States Nuclear Regulatory Commission (NRC) regulations relating to the safety of licensed reactors and decontamination operations.

       Pursuant to the Price Anderson Act, the maximum liability to the public for owners of nuclear power plants, such as the South Texas Project, was increased from $7.9 billion to $9.3 billion effective February 18, 1994. Owners are required under the Act to insure their liability for nuclear incidents and protective evacuations by maintaining the maximum amount of financial protection available from private sources and by maintaining secondary financial protection through an industry retrospective rating plan. Effective August 20, 1993, the assessment of deferred premiums provided by the plan for each nuclear incident has increased from $63 million to up to $75.5 million per reactor subject to indexing for inflation, a possible 5% surcharge (but no more than $10 million per reactor per incident in any one year) and a 3% state premium tax. HL&P and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan.

       There can be no assurance that all potential losses or liabilities will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on HL&P's and the Company's financial condition.

   (e) NUCLEAR DECOMMISSIONING. HL&P and the other co-owners of the South Texas Project are required by the NRC to meet minimum decommissioning funding requirements to pay the costs of decommissioning the South Texas Project. Pursuant to the terms of the order of the Utility Commission in Docket No. 9850, HL&P is currently funding decommissioning costs for the South Texas Project with an independent trustee at an annual amount of $6 million.

       As of December 31, 1993, the trustee held approximately $18.7 million for decommissioning, for which the asset and liability are reflected on the Company's Consolidated and HL&P's Balance Sheets in deferred debits and deferred credits, respectively. HL&P's funding level is estimated to provide approximately $146 million in 1989 dollars, an amount which currently exceeds the NRC minimum. However, the South Texas Project co-owners have engaged an outside consultant to review the estimated decommissioning costs of the South Texas Project which review should be completed by the end of 1994. While changes to present funding levels, if any, cannot be estimated at this time, a substantial increase in funding may be necessary. No assurance can be given that the amounts held in trust will be adequate to cover the decommissioning costs.

   (f) NRC INSPECTIONS AND OPERATIONS. Both generating units at the South Texas Project were out of service from February 1993 to February 1994, when Unit No. 1 was authorized by the NRC to return to service. Currently, Unit No. 1 is out of service for repairs to a small steam generator leak encountered following the unit's shutdown to repair a feedwater control valve. Those repairs are scheduled for completion by mid-March 1994, and no formal NRC approval is required to resume operation of Unit No. 1. Unit No. 2 is currently scheduled to resume operation after completion of regulatory reviews, in the spring of 1994. HL&P removed the units from service in February 1993 when a problem was encountered with certain pumps. At that time HL&P concluded that the units should not resume operation until HL&P had determined the root cause of the failure and had briefed the NRC and corrective action had been taken. The NRC formalized that commitment in a Confirmatory Action Letter, which confirmed that HL&P would not resume operations until it had briefed the NRC on its findings and actions. Subsequently, that Confirmatory Action Letter was supplemented by the NRC to require HL&P, prior to resuming operations, to address additional matters which were identified during the course of analyzing the issues associated with the original pump failure and during various subsequent NRC inspections and reviews.

       In June 1993, the NRC announced that the South Texas Project had been placed on the NRC's "watch list" of plants with "weaknesses that warrant increased NRC attention." Plants in this category are authorized to operate but are subject to close monitoring by the NRC. The NRC reviews the status of plants on this list semi-annually, but HL&P does not anticipate that the South Texas Project would be removed from that list until there has been a period of operation for both units, and the NRC concludes that the concerns which led the NRC to place the South Texas Project on that list have been satisfactorily addressed.

       The NRC's decision to place the South Texas Project on its "watch list" followed the June 1993 issuance of a report by its Diagnostic Evaluation Team (DET) which conducted a review of the South Texas Project in the spring of 1993 and identified a number of areas requiring improvement at the South Texas Project. Conducted infrequently, NRC diagnostic evaluations do not evaluate compliance with NRC regulations but are broad-based evaluations of overall plant operations and are intended to review the strengths and weaknesses of the licensee's performance and to identify the root cause of performance problems.

       The DET report found, among other things, weaknesses in maintenance and testing, deficiencies in training and in the material condition of some equipment, strained staffing levels in operations and several weaknesses in engineering support. The report cited the need to reduce backlogs of engineering and maintenance work and to simplify work processes which, the DET found, placed excessive burdens on operating and other plant personnel. The report also identified the need to strengthen management communications, oversight and teamwork as well as the capability to identify and correct the root causes of problems. The DET also expressed concern with regard to the adequacy of resources committed to resolving issues at the South Texas Project but noted that many issues had already been identified and were being addressed by HL&P.

       In response to the DET report, HL&P presented its plan to address the issues raised in that report and began its action program to address those concerns. While those programs were being implemented, HL&P also initiated additional activities and modifications that were not previously scheduled during 1993 but which are designed to eliminate the need for some future outages and to enhance operations at the South Texas Project. The NRC conducted additional inspections and reviews of HL&P's plans and agreed in February 1994 that HL&P's progress in addressing the NRC's concerns had satisfied the issues raised in the Confirmatory Action Letter with respect to Unit No. 1. The NRC concurred in HL&P's determination that Unit No. 1 could resume operation. Work is now underway to address the NRC's concerns with respect to Unit No. 2, which HL&P anticipates will not require as extensive an effort as was required by the NRC for Unit No. 1. However, difficulties encountered in completing actions required on Unit No. 2 and any additional issues which may be raised in the conduct of those activities or in the operation of Unit No. 1 could adversely affect the anticipated schedule for resuming operation of Unit No. 2. During the outage, HL&P has not had, and does not anticipate having, difficulty in meeting its energy needs.

       During the outage, both fuel and non-fuel expenditures have been higher for HL&P than levels originally projected for the year. HL&P's non-fuel expenditures for the South Texas Project during 1993 were approximately $115 million greater than originally budgeted levels (of which HL&P's share was $35 million) for work undertaken in connection with the DET and for other initiatives taken during the year. It is expected that, subsequent to 1993, operation and maintenance costs will continue to be higher than previous levels in order to support additional initiatives developed in 1993. Fuel costs also were necessarily higher due to the use of higher cost alternative fuels. However, these increased expenditures are expected to be offset to some extent by savings from future outages that can now be avoided as a result of activities accelerated into 1993 and from overall improvement in operations resulting from implementing the programs developed during the outage. For a discussion of regulatory treatment related to the outage, see Notes 10(f) and 10(g).

       During 1993, the NRC imposed a total of $500,000 in civil penalties (of which HL&P's share was $154,000) in connection with violations of NRC requirements.
                                      -89-

       In March 1993, a Houston newspaper reported that the NRC had referred to the Department of Justice allegations that the employment of three former employees and an employee of a contractor to HL&P had been terminated or disrupted in retaliation for their having made safety-related complaints to the NRC. Such retaliation, if proved, would be contrary to requirements of the Atomic Energy Act and regulations promulgated by the NRC. The NRC has confirmed to HL&P that these matters have been referred to the Department of Justice for consideration of further action and has notified HL&P that the NRC is considering enforcement action against HL&P and one or more HL&P employees in connection with one of those cases. HL&P has been advised by counsel that most referrals by the NRC to the Department of Justice do not result in prosecutions. The Company and HL&P strongly believe that the facts underlying these events would not support action by the Department of Justice against HL&P or any of its personnel; accordingly, HL&P intends to defend vigorously against such charges. HL&P also intends to defend vigorously against civil proceedings filed in the state court in Matagorda County, Texas, by the complaining employees and against administrative proceedings before the Department of Labor and the NRC, which, independently of the Department of Justice, could impose administrative sanctions if they find violations of the Atomic Energy Act or the NRC regulations. These administrative sanctions may include civil penalties in the case of the NRC and, in the case of the Department of Labor, ordering reinstatement and back pay and/or imposing civil penalties. Although the Company and HL&P do not believe these allegations have merit or will have a material adverse effect on the Company or HL&P, neither the Company nor HL&P can predict at this time their outcome.

 (10)  UTILITY COMMISSION PROCEEDINGS

       Pursuant to a series of applications filed by HL&P in recent years, the Utility Commission has granted HL&P rate increases to reflect in electric rates HL&P's substantial investment in new plant construction, including the South Texas Project. Although Utility Commission action on those applications has been completed, judicial review of a number of the Utility Commission orders is pending. In Texas, Utility Commission orders may be appealed to a District Court in Travis County, and from that Court's decision an appeal may be taken to the Court of Appeals for the 3rd District at Austin (Austin Court of Appeals). Discretionary review by the Supreme Court of Texas may be sought from decisions of the Austin Court of Appeals. The pending appeals from the Utility Commission orders are in various stages. In the event the courts ultimately reverse actions of the Utility Commission in any of these proceedings, such matters would be remanded to the Utility Commission for action in light of the courts' orders. Because of the number of variables which can affect the ultimate resolution of such matters on remand, the Company and HL&P generally are not in a position at this time to predict the outcome of the matters on appeal or the ultimate effect that adverse action by the courts could have on the Company and HL&P. On remand, the Utility Commission's action could range from granting rate relief substantially equal to the rates previously approved, to a reduction in the revenues to which HL&P was entitled during the time the applicable rates were in effect, which could require a refund to customers of amounts collected pursuant to such rates.

       Judicial review has been concluded or currently is pending on the final orders of the Utility Commission described below.

   (a) DOCKET NOS. 6765, 6766 AND 5779. In February 1993, the Austin Court of Appeals granted a motion by the Office of Public Utility Counsel (OPC) to voluntarily dismiss its appeal of the Utility Commission's order in HL&P's 1984 rate case (Docket No. 5779). In December 1993, the Supreme Court of Texas granted a similar motion by OPC to dismiss its appeal of the Utility
                                      -90-

       Commission's order in HL&P's 1986 rate case (Docket Nos. 6765 and 6766). As a result, appellate review of the Utility Commission's orders in those dockets has been concluded, and the orders have been affirmed.

   (b) DOCKET NO. 8425. In October 1992, a District Court in Travis County, Texas affirmed the Utility Commission's order in HL&P's 1988 rate case (Docket No. 8425). An appeal to the Austin Court of Appeals is pending. In its final order in that docket, the Utility Commission granted HL&P a $227 million increase in base revenues, allowed a 12.92% return on common equity, authorized a qualified phase-in plan for Unit No. 1 of the South Texas Project (including approximately 72% of HL&P's investment in Unit No. 1 of the South Texas Project in rate base) and authorized HL&P to use deferred accounting for Unit No. 2 of the South Texas Project. Rates substantially corresponding to the increase granted were implemented by HL&P in June 1989 and remained in effect until May 1991.

       In the appeal of the Utility Commission's order, certain parties have challenged the Utility Commission's decision regarding deferred accounting, treatment of federal income tax expense and certain other matters. A recent decision of the Austin Court of Appeals, in an appeal involving another utility (and to which HL&P was not a party), adopted some of the arguments being advanced by parties challenging the Utility Commission's order in Docket No. 8425. In that case, Public Utility Commission of Texas vs. GTE-SW, the Austin Court of Appeals ruled that when a utility pays federal income taxes as part of a consolidated group, the utility's ratepayers are entitled to a fair share of the tax savings actually realized, which can include savings resulting from unregulated activities. The Texas Supreme Court has agreed to hear an appeal of that decision, but on points not involving the federal income tax issues, though tax issues could be decided in such opinion.

       In its final order in Docket No. 8425, the Utility Commission did not reduce HL&P's tax expense by any of the tax savings resulting from the Company's filing of a consolidated tax return. Although the GTE decision was not legally dispositive of the tax issues presented in the appeal of Docket No. 8425, it is possible that the Austin Court of Appeals could utilize the reasoning in GTE in addressing similar issues in the appeal of Docket No. 8425. However, in February 1993 the Austin Court of Appeals, considering an appeal involving another telephone utility, upheld Utility Commission findings that the tax expense for the utility included the utility's fair share of the tax savings resulting from a consolidated tax return, even though the utility's fair share of the tax savings was determined to be zero. HL&P believes that the Utility Commission findings in Docket No. 8425 and in Docket No. 9850 (see Note 10(c)) should be upheld on the same principle (i.e., that the Utility Commission determined that the fair share of tax savings to be allocated to ratepayers is determined to be zero). However, no assurance can be made as to the ultimate outcome of this matter.

       The Utility Commission's order in Docket No. 8425 may be affected also by the ultimate resolution of appeals concerning the Utility Commission's treatment of deferred accounting. For a discussion of appeals of the Utility Commission's orders on deferred accounting, see Notes 10(e) and 11.

   (c) DOCKET NO. 9850. In August 1992, a district court in Travis County affirmed the Utility Commission's final order in HL&P's 1991 rate case (Docket No. 9850). That decision was appealed by certain parties to the Austin Court of Appeals, raising issues concerning the Utility Commission's approval of a non-unanimous settlement in that docket, the Utility Commission's calculation of federal income tax expense and the allowance of deferred accounting reflected in the settlement. In August 1993, the Austin Court of Appeals
                                      -91-

       affirmed on procedural grounds the ruling by the Travis County District Court, and applications for writ of error were filed with the Supreme Court of Texas by one of the other parties to the proceeding. The Supreme Court has not yet ruled on these applications. In Docket No. 9850, the Utility Commission approved a settlement agreement reached with most parties. That settlement agreement provided for a $313 million increase in HL&P's base rates, termination of deferrals granted with respect to Unit No. 2 of the South Texas Project and of the qualified phase-in plan deferrals granted with respect to Unit No. 1 of the South Texas Project, and recovery of deferred plant costs. The settlement authorized a 12.55% return on common equity for HL&P, and HL&P agreed not to request additional increases in base rates that would be implemented prior to May 1, 1993. Rates contemplated by that settlement agreement were implemented in May 1991 and remain in effect.

       The Utility Commission's order in Docket No. 9850 found that HL&P would have been entitled to more rate relief than the $313 million agreed to in the settlement, but certain recent actions of the Austin Court of Appeals could, if ultimately upheld and applied to the appeal of Docket No. 9850, require a remand of that settlement to the Utility Commission. HL&P believes that the amount which the Utility Commission found HL&P was entitled to would exceed any disallowance that would have been required under the Austin Court of Appeals' ruling regarding deferred accounting (see Notes 10(e) and 11) or any adverse effect on the calculation of tax expense if the court's ruling in the GTE decision were applied to that settlement (see Note 10(b) above). However, the amount of rate relief to which the Utility Commission found HL&P to be entitled in excess of the $313 million agreed to in the settlement may not be sufficient if the reasoning in both the GTE decision and the ruling on deferred accounting were to be applied to the settlement agreement in Docket No. 9850. Although HL&P believes that it should be entitled to demonstrate entitlement to rate relief equal to that agreed to in the stipulation in Docket No. 9850, HL&P cannot rule out the possibility that a remand and reopening of that settlement would be required if decisions unfavorable to HL&P are rendered on both the deferred accounting treatment and the calculation of tax expense for ratemaking purposes.

  (d) DOCKET NO. 6668. In June 1990, the Utility Commission issued the final order in Docket No. 6668, the Utility Commission's inquiry into the prudence of the planning, management and construction of the South Texas Project. The Utility Commission's findings and order in Docket No. 6668 were incorporated in Docket No. 8425, HL&P's 1988 general rate case. Pursuant to the findings in Docket No. 6668, the Utility Commission found imprudent $375.5 million out of HL&P's $2.8 billion investment in the two units of the South Texas Project.

       The Utility Commission's findings did not reflect $207 million in benefits received in a settlement of litigation with the former architect-engineer of the South Texas Project or the effects of federal income taxes, investment tax credits or certain deferrals. In addition, accounting standards require that the equity portion of AFUDC accrued for regulatory purposes under deferred accounting orders be utilized to determine the cost disallowance for financial reporting purposes. After taking all of these items into account, HL&P recorded an after-tax charge of $15 million in 1990 and continued to reduce such loss with the equity portion of deferrals in 1991 related to Unit No. 2 of the South Texas Project. The findings in Docket No. 6668 represent the Utility Commission's final determination regarding the prudence of expenditures associated with the planning and construction of the South Texas Project. Unless the order is modified or reversed on appeal, HL&P will be precluded from recovering in rate proceedings the amount found imprudent by the Utility Commission.

                                      -92-

       Appeals by HL&P and other parties of the Utility Commission's order in Docket No. 6668 were dismissed by a District Court in Travis County in May 1991. However, in December 1992 the Austin Court of Appeals reversed the District Court's dismissals on procedural grounds. HL&P and other parties have filed applications for writ of error with the Supreme Court of Texas concerning the order by the Austin Court of Appeals, but unless the order is modified on further review, HL&P anticipates that the appeals of the parties will be reinstated and that the merits of the issues raised in those appeals of Docket No. 6668 will be considered by the District Court, with the possibility of subsequent judicial review once the District Court has acted on those appeals. In addition, separate appeals are pending from Utility Commission orders in Dockets Nos. 8425 and 9850, in which the findings of the order in Docket No. 6668 are reflected in rates. See Notes 10(b) and 10(c).

   (e) DOCKET NOS. 8230 AND 9010. Deferred accounting treatment for Unit No. 1 of the South Texas Project was authorized by the Utility Commission in Docket No. 8230 and was extended in Docket No. 9010. Similar deferred accounting treatment with respect to Unit No. 2 of the South Texas Project was authorized in Docket No. 8425. For a discussion of the deferred accounting treatment granted, see Note 11. In September 1992, the Austin Court of Appeals, in considering the appeal of the Utility Commission's final order in Docket Nos. 8230 and 9010, upheld the Utility Commission's action in granting deferred accounting treatment for operation and maintenance expenses, but rejected such treatment for the carrying costs associated with the investment in Unit No. 1 of the South Texas Project. That ruling followed the Austin Court of Appeals decision rendered in August 1992, on a motion for rehearing, involving another utility which had been granted similar deferred accounting treatment for another nuclear plant. In its August decision, the court ruled that Texas law did not permit the Utility Commission to allow the utility to place the carrying costs associated with the investment in the utility's rate base, though the court observed that the Utility Commission could allow amortization of such costs.

       The Supreme Court of Texas has granted applications for writ of error with respect to the Austin Court of Appeals decision regarding Docket Nos. 8230 and 9010. The Supreme Court of Texas has also granted applications for writ of error on three other decisions by the Austin Court of Appeals regarding deferred accounting treatment granted to other utilities by the Utility Commission. The Supreme Court heard oral arguments on these appeals on September 13, 1993. The court has not yet ruled.

  (f) DOCKET NO. 12065. HL&P is not currently seeking authority to change its base rates for electric service, but the Utility Commission has authority to initiate a rate proceeding pursuant to Section 42 of the Public Utility Regulatory Policy Act (PURA) to determine whether existing rates are unjust or unreasonable. In 1993, the Utility Commission referred to an administrative law judge (ALJ) the complaint of a former employee of HL&P seeking to initiate such a proceeding.

       On February 23, 1994, the ALJ concluded that a Section 42 proceeding should be conducted and that HL&P should file full information, testimony and schedules justifying its rates. The ALJ acknowledged that the decision was a close one, and is subject to review by the Utility Commission. However, he concluded that information concerning HL&P's financial results as of December 1992 indicated that HL&P's adjusted revenues could be approximately $62 million (or 2.33% of its adjusted base revenues) more than might be authorized in a current rate proceeding. The ALJ's conclusion was based on various accounting considerations, including use of a different treatment of federal income tax expense than the method utilized in HL&P's last rate case. The ALJ also found that there could be a link between the 1993 outage at the

                                      -93-

       South Texas Project, the NRC's actions with respect to the South Texas Project and possible mismanagement by HL&P, which in turn could result in a reduction of HL&P's authorized rate of return as a penalty for imprudent management.

       HL&P and the Company believe that the examiner's analysis is incorrect, that the South Texas Project has not been imprudently managed, and that ordering a Section 42 proceeding at this time is unwarranted and unnecessarily expensive and burdensome. HL&P has appealed the ALJ's decision to the Utility Commission.

       If HL&P ultimately is required to respond to a Section 42 inquiry, it will assert that it remains entitled to rates at least at the levels currently authorized. However, there can be no assurance as to the outcome of a Section 42 proceeding if it is ultimately authorized, and HL&P's rates could be reduced following a hearing. HL&P believes that any reduction in base rates as a result of a Section 42 inquiry would take effect prospectively.

       HL&P is also a defendant in a lawsuit filed in a Fort Bend County, Texas, district court by the same former HL&P employee who originally initiated the Utility Commission complaint concerning HL&P's rates. In that suit, Pace and Scott v. HL&P, the former employee contends that HL&P is currently charging illegal rates since the rates authorized by the Utility Commission do not allocate to ratepayers tax benefits accruing to the Company and to HL&P by virtue of the fact that HL&P's federal income taxes are paid as part of a consolidated group. HL&P is seeking dismissal of that suit because in Texas exclusive jurisdiction to set electric utility rates is vested in municipalities and in the Utility Commission, and the courts have no jurisdiction to set such rates or to set aside authorized rates except through judicial appeals of Utility Commission orders in the manner prescribed in applicable law. Although substantial damages have been claimed by the plaintiffs in that litigation, HL&P and the Company consider this litigation to be wholly without merit, and do not presently believe that it will have a material adverse effect on the Company's or HL&P's results of operations, though no assurances can be given as to its ultimate outcome at this time.

   (g) FUEL RECONCILIATION. HL&P recovers fuel costs incurred in electric generation through a fixed fuel factor that is set by the Utility Commission. The difference between fuel revenues billed pursuant to such factor and fuel expense incurred is recorded as an addition to or a reduction of revenues, with a corresponding entry to under- or over-recovered fuel, as appropriate. Amounts collected pursuant to the fixed fuel factor must be reconciled periodically by the Utility Commission against actual, reasonable costs as determined by the Utility Commission. Any fuel costs which the Utility Commission determines are unreasonable in a fuel reconciliation proceeding would not be recoverable from customers, and a charge against earnings would result. Under Utility Commission rules, HL&P is required to file an application to reconcile those costs in 1994. Such a filing would also be required in conjunction with any rate proceeding that may be filed, such as the
       Section 42 proceeding described in Note 10(f).

       Unless filed earlier in conjunction with a rate proceeding, HL&P currently anticipates filing its fuel reconciliation application in the fourth quarter of 1994 in accordance with a schedule proposed by the Utility Commission staff. If that schedule is approved by the Utility Commission, HL&P anticipates that fuel costs through some time in 1994 will be submitted for reconciliation. No hearing would be anticipated in that reconciliation proceeding before 1995.

       The schedule for a fuel reconciliation proceeding could be affected by the institution of a prudence inquiry concerning the outage at the South Texas Project. The Utility Commission staff has indicated a desire to conduct an inquiry into the prudence of HL&P's management prior to and during the outage, but it is currently unknown what action the Utility Commission will take on that request or what the nature and scope of any such proceeding
                                      -94-

       would be. Such an inquiry could also be conducted in connection with a rate proceeding under Section 42 of PURA if one is instituted by the Utility Commission.

       Through the end of 1993, HL&P had recovered through the fuel factor approximately $115 million (including interest) less than the amounts expended for fuel, a significant portion of which under recovery occurred in 1993 during the outage at the South Texas Project. In any review of costs incurred during the period of the 1993 outage at the South Texas Project, it is anticipated that other parties will contend that a portion of fuel costs incurred should be attributed to imprudence on the part of HL&P and thus should be disallowed as unreasonable, with recovery from rate payers denied. Those amounts could be substantial. HL&P intends to defend vigorously against any allegation that its actions have been imprudent or that any portion of its costs incurred should be judged to be unreasonable, but no prediction can be made as to the ultimate outcome of such a proceeding.

 (11)  DEFERRED PLANT COSTS

       Deferred plant costs were authorized for the South Texas Project by the Utility Commission in two contexts. In the first context, or "deferred accounting," the Utility Commission orders permitted HL&P, for regulatory purposes, to continue to accrue carrying costs in the form of AFUDC (at a 10% rate) on its investment in the two units of the South Texas Project until costs of such units were reflected in rates (which was July 1990 for approximately 72% of Unit No. 1, and May 1991 for the remainder of Unit No. 1 and 100% of Unit No. 2) and to defer and capitalize depreciation, operation and maintenance, insurance and tax expenses associated with such units during the deferral period. Accounting standards do not permit the accrual of the equity portion of AFUDC for financial reporting purposes under these circumstances. However, in accordance with accounting standards, such amounts were utilized to determine the amount of plant cost disallowance for financial reporting purposes.

       The deferred expenses and the debt portion of the carrying costs associated with the South Texas Project are included on the Company's Statements of Consolidated Income in deferred expenses and deferred carrying costs, respectively.

       Beginning with the June 1990 order in Docket No. 8425, deferrals were permitted in a second context, a "qualified phase-in plan" for Unit No. 1 of the South Texas Project. Accounting standards require allowable costs deferred for future recovery under a qualified phase-in plan to be capitalized as a deferred charge if certain criteria are met. The qualified phase-in plan as approved by the Utility Commission meets these criteria.

       During the period June 1990 through May 15, 1991, HL&P deferred depreciation and property taxes related to the 28% of its investment in Unit No. 1 of the South Texas Project not reflected in the Docket No. 8425 rates and recorded a deferred return on that investment as part of the qualified phase-in plan. Deferred return represents the financing costs (equity and debt) associated with the qualified phase-in plan. The deferred expenses and deferred return related to the qualified phase-in plan are included on the Company's Statements of Consolidated Income and HL&P's Statements of Income in deferred expenses and deferred return under phase-in plan, respectively. Under the phase-in plan, these accumulated deferrals will be recoverable within ten years of the June 1990 order.

        On May 16, 1991, HL&P implemented under bond, in Docket No. 9850, a $313 million base rate increase consistent with the terms of the settlement. Accordingly, HL&P ceased all cost deferrals related to the South Texas Project and began the recovery of such amounts. These deferrals are being amortized on a straight-line basis as allowed by the final order in Docket No. 9850. The amortization of these deferrals totaled $25.8 million for both 1993 and 1992 and $16.1 million in 1991, and is included on the Company's Statements of Consolidated Income and HL&P's Statements of Income in depreciation and amortization expense. See also Notes 10(b), 10(c) and 10(e).

       The following table shows the original balance of the deferrals and the unamortized balance at December 31, 1993.
                                                                  Balance at
                                              Original           December 31,
                                              Balance               1993
                                             ---------           -----------
                                                 (Thousands of Dollars)
       Deferred Accounting: (a)
           Deferred Expenses  . . . . .      $ 250,151           $ 233,341
           Deferred Carrying Costs on
                 Plant Investment . . .        399,972             373,094
                                             ---------           ---------
              Total . . . . . . . . . .        650,123             606,435

       Qualified Phase-In Plan: (b)   .         82,254              58,264
                                             ---------           ---------

       Total Deferred Plant Cost  . . .      $ 732,377           $ 664,699
                                             =========           =========
       __________
       (a) Amortized over the estimated depreciable life of the South Texas Project.

       (b)    Amortized over nine years beginning in May 1991.

       As of December 31, 1993, HL&P has recorded deferred income taxes of $200.9 million with respect to deferred accounting and $14.5 million with respect to the deferrals associated with the qualified phase-in plan.

(12)   MALAKOFF ELECTRIC GENERATING STATION

       The scheduled in-service dates for the Malakoff Electric Generating Station (Malakoff) units were postponed during the 1980's as expectations of continued strong load growth were tempered. These units have been indefinitely deferred due to the availability of other cost effective resource options. In 1987, all developmental work was stopped and AFUDC accruals ceased.

       Due to the indefinite postponement of the in-service date for Malakoff, the engineering design work is no longer considered viable. The costs associated with this engineering design work are currently included in rate base and are earning a return per the Utility Commission's final order in Docket No. 8425. Pursuant to HL&P's determination that such costs will have no future value, $84.1 million was reclassified from plant held for future use to recoverable project costs as of December 31, 1992. An additional $7.0 million was reclassified to recoverable project costs in 1993. Amortization of these amounts began in 1993. Amortization amounts will correspond to the amounts being earned as a result of the inclusion of such costs in rate base. The Utility Commission's action in allowing treatment of those costs as plant held for future use has been challenged in the pending appeal of the Utility

       Commission's final order in Docket No. 8425. Also, recovery of such Malakoff costs may be addressed if rate proceedings are initiated such as that proposed under Section 42 of PURA. See Notes 10(b) and 10(f) for a discussion of these respective proceedings.

       In June 1990, HL&P purchased from its then fuel supply affiliate, Utility Fuels, all of Utility Fuels' interest in the lignite reserves and lignite handling facilities for Malakoff. The purchase price was $138.2 million, which represented the net book value of Utility Fuels' investment in such reserves and facilities. As part of the June 1990 rate order (Docket No. 8425), the Utility Commission ordered that issues related to the prudence of the amounts invested in the lignite reserves be considered in HL&P's next general rate case which was filed in November 1990 (Docket No. 9850). However, under the October 1991 Utility Commission order in Docket No. 9850, this determination was postponed to a subsequent docket.

       HL&P's remaining investment in Malakoff through December 31, 1993 of $167 million, consisting primarily of lignite reserves and land, is included on the Company's Consolidated and HL&P's Balance Sheets in plant held for future use. For the 1994-1996 period, HL&P anticipates $14 million of expenditures relating to lignite reserves, primarily to keep lignite leases and other related agreements in effect.